Schedule 1 to Transfer Agency and Fund Accounting Services Agreement between Eagle Series Trust and J.P. Morgan Investor Services Co.

Eagle Capital Appreciation Fund
Eagle Growth & Income Fund
Eagle Series Trust and its series Funds:
International Equity Fund
Mid Cap Growth Fund
Mid Cap Stock Fund
Smaller Company Fund
Small Cap Growth Fund
Investment Grade Bond Fund
Tax-Exempt Bond Fund